Filed by Prime Number Acquisition I Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-41394

Subject Company: Prime Number Acquisition I Corp.

  Press Release

Results of research on charge-discharge cycle life in lithium-ion batteries and next-generation rechargeable lithium metal batteries equipped with 3DOM Alliance’s “X-SEPATM” separator

TOKYO, April 6, 2023 – At the 90th Annual Meeting of the Electrochemical Society of Japan (the “Annual Meeting”) held on March 27-29, 3DOM Alliance Inc. (“3DOM Alliance”) presented the results of two studies related to the charge-discharge cycle life of lithium-ion batteries and next-generation rechargeable lithium metal batteries equipped with the company’s “X-SEPATM” separator.

The X-SEPATM was developed by 3DOM Alliance over eight years of development. Comprised of multiple layers of 3DOM (3-dimensionally ordered macroporous) separators and highly heat-resistant polyimide membranes containing a uniform three-dimensional array of pores, it contributes to longer battery lifespan as well as improved battery reliability, heat resistance, and high-rate charge and discharge. Preparing for mass production, 3DOM Alliance began providing X-SEPATM samples in February 2023.

This comes as the global demand for batteries are seeing a rapid increase brought about by rapid electrification. While a vital alternative to fossil fuels, batteries harbor the potential to cause new environmental harm, including carbon emissions from manufacturing, destructive resource mining, and soil and water contamination from insufficient disposal measures. Extending battery lifespan is an important means to mitigate these environmental challenges.

At the same time, there is demand for rechargeable batteries with higher capacity that exceed the performance of lithium-ion batteries currently available. In principle, rechargeable lithium metal batteries with lithium metal anodes offer high energy density and have thus attracted attention as next-generation batteries. However, reduced battery lifespan and reliability due to the uneven formation of lithium dendrites during charging and discharging poses a major hurdle to their practical application.

The research presented at the Annual Meeting provided further scientific support for the charge- discharge cycle life of lithium-ion batteries and lithium metal rechargeable batteries equipped with the X-SEPA™.

①	Comparative evaluation of the characteristics of lithium-ion batteries equipped with X-SEPA™ and polyolefin-based general-purpose separators

Summary of report presented at the Annual Meeting: “Characterization of Lithium Ion Battery Using High Porosity Polyimide Separator with Multilayer Structure”

The X-SEPA™ is expected to perform particularly well when used as a separator for lithium-ion batteries at high current density, which requires smooth lithium-ion transport. This is due to the high pore uniformity and permeability provided by its structure. This study verified the comparative effectiveness of batteries equipped with X-SEPA™ and polyolefin-based general-purpose separators.

Figure 1 Cycle life performance (5 C/1 C-rate, 25 °C) of NMC/Graphite cells with various separators.

As shown in Figure 1, the battery equipped with the X-SEPA™ was confirmed to have superior capacity retention from 30 to 200 cycles. The points indicated by arrows in the above figure show the recovery capacity when charged and discharged at 0.2C after 500 cycles. The difference in recovery capacity between the separators suggests that the difference in the retention rate is not due to an increase in resistance but to the difference in the depletion of mobile lithium ions. This suggests that there is a reduced occurrence of lithium deposition in the battery equipped with the X-SEPA™ compared to the polyolefin-based general-purpose separator. These results confirm that the high-porosity polyimide separator is better suited to rapid charging than the polyolefin separator and is effective in extending charge-discharge cycle life performance.

②	Improved lifespan and reliability of lithium metal rechargeable batteries equipped with X-SEPA™ and initiatives for large-scale rechargeable batteries

Summary of report presented at the Annual Meeting: “Development of Long Life and Reliable Lithium Metal Batteries Enabled by a High Porosity Polyimide Separator, and Approach to their Higher Capacity”

This research studied the application of a high-porosity polyimide separator in a rechargeable lithium metal battery by examining its effect on charge-discharge cycle and other battery characteristics. Figure 2 shows the charge-discharge cycle characteristics of a rechargeable lithium metal battery equipped with the X-SEPA™, which exhibited a capacity retention rate of 95% even after 200 cycles, indicating lifetime performance with excellent charge-discharge reversibility.

Figure 2 Capacity retention of the rechargeable lithium metal test cell that includes the high-porosity polyimide separator.

Dr. Kiyoshi Kanamura, Chief Technology Officer (CTO) of 3DOM Alliance and developer of the 3DOM separator, commented, “I am pleased that this research using the X-SEPA™, which consists of multiple layers of 3DOM separators, demonstrates long battery lifespan characteristics and can thus help to improve the environment amid strong demand for long battery lifespan in the movement towards decarbonization.”

3DOM Alliance’s subsidiary noco-noco Pte. Ltd. (“noco-noco”), a Singapore-based decarbonization solution provider, plans to provide services that leverage the superior characteristics of batteries equipped with the X-SEPA™. Extended battery life is expected to bring environmental and economic benefits. This extends to supporting a circular economy that encompasses battery second-life use, thus reducing the total required number of batteries in circulation and in turn decreasing environmental damage from battery manufacturing and disposal. It also works to reduce costs per charge-discharge cycle, thus alleviating financial obstacles to electrification for users.

In the future, the X-SEPA™ holds the potential for use not only in lithium-ion batteries, but also rechargeable lithium metal batteries fit for next-generation applications that require high energy density. By redefining batteries equipped with the X-SEPA™ as a social infrastructure in service offerings, noco-noco endeavors to unlock the full potential of batteries to mitigate urgent environmental issues.

Important Information and Where to Find It

On December 29, 2022, Prime Number Holding Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“PubCo”), Prime Number Acquisition I Corp. (“PNAC”), Prime Number Merger Sub Inc., a Delaware corporation and a direct wholly-owned subsidiary of PubCo, Prime Number New Sub Pte. Ltd., a Singapore private company limited by shares and a direct wholly-owned subsidiary of PubCo, noco-noco, and certain shareholders of noco-noco collectively holding a controlling interest, entered into a business combination agreement, pursuant to which PNAC is proposing to enter into a business combination with noco-noco involving a merger and a share exchange. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. PNAC’s stockholders and other interested persons are advised to read, when available, the proxy statement/prospectus and the amendments thereto and other documents filed in connection with the proposed business combination, as these materials will contain important information about noco-noco, PNAC and the proposed business combination. When available, the proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of PNAC as of a record date to be established for voting on the proposed business combination. Such stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the Securities and Exchange Commission (the “SEC”), without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to PNAC at its principal executive offices at c/o 1129 Northern Blvd, Suite 404, Manhasset, NY 11030, United States.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and section 21E of the U.S. Securities Exchange Act of 1934 (“Exchange Act”) that are based on beliefs and assumptions and on information currently available to noco-noco and PNAC. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including the proposed business combination, the benefits and synergies of the proposed business combination, the markets in which noco-noco operates as well as any information concerning possible or assumed future results of operations of the combined company after the consummation of the proposed business combination, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of noco-noco and PNAC believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of noco-noco and PNAC caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. Neither noco-noco nor PNAC can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the business combination due to the failure to obtain approval from PNAC’s stockholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by PNAC’s public stockholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties. There may be additional risks that neither noco-noco nor PNAC presently know or that noco-noco and PNAC currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by noco-noco, PNAC, and their respective directors, officers or employees or any other person that noco-noco and PNAC will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this press release represent the views of noco-noco and PNAC as of the date of this communication. Subsequent events and developments may cause those views to change. However, while noco-noco and PNAC may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of noco-noco or PNAC as of any date subsequent to the date of this communication.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of noco-noco or PNAC, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Participants in the Solicitation

noco-noco, PNAC, and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of PNAC’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of PNAC’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus on Form F-4 to be filed with the SEC.